UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ECO2 FORESTS, INC.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Nevada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Carl N. Duncan, Esq. and Martin Tindall
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

27887G105
 (CUSIP Number of Class of Securities (if applicable))

Carl N. Duncan, Esq. LLC
5718 Tanglewood Drive
Bethesda, MD 20817
301-263-0200
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 7, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

4:  July 7, 2010 Offering Materials

Item 2. Informational Legends

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS/POWER OF ATTORNEY

Exhibit No.

24:  Executed Form FX

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECO2 Forests, Inc.

By:	/s/ Martin Tindall
Name:	Martin Tindall
Title:	President
Date:	August 5, 2010

Exhibit No.

4:  July 7, 2010 Offering Materials

July 7, 2010
Re: Rule 802 Public Common Stock Offering
_____________________
_____________________
_____________________

Dear _____:

As you know, ECO2 Forests, Inc. (the “Company”) is currently making a public offering of certain of its common shares pursuant to SEC Rule 802 (the “Rule”) promulgated under the Securities Act of 1933.  Specifically, the Company proposes to enter into a cross-border combi-nation with Active Investment Media Pty. Ltd., an Australian company (“Active”), via an exchange offer to Active’s shareholders (the “Exchange”).  I am pleased that you have not only expressed an interest in the Company but also interested in acquiring freely trading shares of Company common stock (the “Shares”) pursuant to the Rule 802 offering as outlined below!

What a terrific expression of enthusiasm regarding the opportunity associated with the Company as it will be combined with Active.  I thank you.

The Company’s goal is to combine with Active, which will provide Advertising and  Media services, to the combined entity and subsequently use the Company as an acquisition vehicle to acquire interests in natural resources companies, currently expected to be entities that own forests, nurseries or other business closely associated with the core activities of ECO2 Forests.  See “Executive Summary – Generally” with regard to duration of the Offering and related terms and the associated capitalization structure pre-and post-Exchange.

As required by applicable SEC regulations, please be advised:

This exchange offer or business combination is made for the securities of a foreign company.  The Offering is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer such as in open market or privately negotiated transactions.

CAPITALIZATION TABLE *

100%
Outstanding common shares prior to this Exchange	420,000,000

Shares in this Exchange accepted at the indicated %	62,500,000

Outstanding common if indicated % accepted in this Exchange	482,500,000

* Based on discussions, management believes all Active shareholders will exchange their common for Company Shares.

UNITED STATES OFFICE			AUSTRALIAN OFFICE
4450 Arapahoe Ave, Suite 100			240 Varsity Pde, Suite 16
Boulder, CO 80303 USA			Varsity Lakes, QLD 4217
Phone	303 500 5272		Phone	1800 783 770
Facsimile	303 648 6307		Facsimile	1800 783 570
Email:	usinfo@eco2inc.com	www.eco2forests.com	Email:	auinfo@eco2inc.com

Our securities counsel advises me that we need to give you appropriate disclosures to permit you to make an informed investment decision.  The second purpose of this letter is to supplement the following disclosure with the opportunity to ask any and all questions you may have.

Accordingly, I am enclosing the following:

●	July 7, 2010 Business Plan which includes an executive summary, business descrip-tion, products and services, marketing and sales, competition, competitive advantages, management;

●	The Executive Summary, including associated securities disclaimers;

●	"Risk Factors" involved with the Company;

●	“Milestones” of the Company, respectively “To Date” and “If the Exchange Is Achieved”;

●	“Competitive Advantages” of Active being combined with the Company;

●	Financial statements for the period ended December 3, 2010 and June 30, 2010; and

●	The Subscription Agreement relating to the Shares offered pursuant to this Exchange.

We trust you'll find these Offering Materials in good order.  Should you have any questions whatsoever, please call me directly at 303-242-5822.

Sincerely,

________________________
Martin Tindall, President

Enclosures

P.S.           Should you have any questions, I would be delighted to respond fully and promptly.I want you to feel comfortable that the Company has provided all necessaryinformation and responded to all issues posed to date.

UNITED STATES OFFICE			AUSTRALIAN OFFICE
4450 Arapahoe Ave, Suite 100			240 Varsity Pde, Suite 16
Boulder, CO 80303 USA			Varsity Lakes, QLD 4217
Phone	303 500 5272		Phone	1800 783 770
Facsimile	303 648 6307		Facsimile	1800 783 570
Email:	usinfo@eco2inc.com	www.eco2forests.com	Email:	auinfo@eco2inc.com

ECO2 Forests Inc Business Plan

A Confidential

Document

Business Plan Confidentiality Agreement

The undersigned reader acknowledges that the information provided by ECO2 Forests Inc in this business plan is confidential; therefore, reader agrees not to disclose it without the express written permission of the COO.

It is acknowledged by reader that information to be furnished in this business plan is in all respects confidential in nature, other than information which is in the public domain through other means and that any disclosure or use of same by reader, may cause serious harm or damage to ECO2 Forests Inc.

Upon request, this document is to be immediately returned to the COO.

___________________
Signature

___________________
Name

___________________
Date

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

CONTENTS

VISION STATEMENT	1
MISSION STATEMENT	1
EXECUTIVE SUMMARY	2
Company OVERVIEW	3
Global Forestry Plan	3
Company products	5
Kiri tree	5
Carbon credits	8
The markets	8
Carbon market	8
Lumber market	10
Reforestation market	12
Avoided Deforestation Market	12
Company strategy	13
Competitive advantage	13
SWOT ANALYSIS	14
Marketing Strategy	17
Positioning Statement	17
Value Proposition	17
Pricing Strategy	17
Unique selling points	17
Business model	18
Business strategy	20
Mission	20
Objectives	20
Keys to success	22
Acquisition Strategy	22
AIM	22
Structure	23
Attachments:	25
Supporting Plans:	25

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

VISION STATEMENT

To be an ethical company delivering positive results for the environment, economy, employment and education of all
stakeholders within our communities and around the world.

MISSION STATEMENT
To create shareholder value by delivering positive environmental and economical impact through the establishment of new forests and the preservation of old forests for large scale sequestration of carbon dioxide and the production of sustainable lumber.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

EXECUTIVE SUMMARY

ECO2 Forests Inc. (ECO2) is a public US listed company with Offices in Boulder Colorado and the Gold Coast Queensland, Australia. The company is dedicated to creating renewable forests and the generation of carbon credits through sequestration.

ECO2’s IP is vested in its Kiri Tree R&D and Global Forestry Plan. The ECO2 business model positions the company well to take advantage of the rapidly growing demand for renewable forests, reforestation and the burgeoning carbon market.

ECO2 will accrue significant profit from the sale of carbon credits and lumber.  The Kiri Tree production process guarantees a much faster growing and harvest cycle than competing tree types used in standard forestry.  This permits ECO2 to generate several high yield harvest cycles in the time span of one competing forestry tree production cycle.  After the initial site preparation, planting, carbon credit collection and lumber harvest is complete, the forests are regenerated with minimal costs to ECO2.

There is a strong and continuing market for both Kiri Tree products and the generation of carbon credits.

ECO2 is currently completing arrangement for its first forestry projects and will announce these shortly.

Its projects will have a significant impact, for example a project of 20,000 acres would generate 7 million carbon credits created with a current value of US$120 million and US$2,130 million in lumber revenues.

ECO2 is currently in discussions with carbon trading entities with a view to pre-selling its carbon credits.

ECO2 generates profit using the following simple revenue model:

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

COMPANY OVERVIEW

ECO2 Inc is a listed public company, with Offices in Boulder Colorado and the Gold Coast Queensland, Australia.

It is the intention of the company, to maintain its listing and share trading on the OTC markets for a period and to progress through certain milestones and then apply to have its shares either co‐listed or quoted on other relevant stock exchanges.

This Business Plan contains a synopsis of the Company’s current plans and illustrates the plans for its growth.

The company is in the business of developing forests, principally of its Kiri Tree and the application of its Global Forestry Plan. It generates profit streams from the sale of the carbon credits and the lumber derived from its plantation forests. These forests will be in selected locations and will be conducted as an ECO2 owned project or conducted under license.

ECO2 has developed a number of strategies ranging in complexity for different environments. Its grand strategy is to develop its Global Forestry Plan on an international basis. ECO2 is putting together a portfolio of impressive projects, and with the arrangements for its first project complete, it is preparing to commence operations and is also assembling new opportunities.

GLOBAL FORESTRY PLAN

The Global Forestry Plan delivers large scale reforestation projects with a positive environmental and economic impact.   The Global Forestry Plan is the plan for the managed approach to creating a network of forests in locations around the world. It is the product of research and development of the Kiri Tree, high density planting matrix and subsequent harvesting methodologies by ECO2.

The Global Forestry Plan makes use of the opportunities that arise from distributed forests.  ECO2 is like all businesses that rely on the change in seasons to determine their activity.  Having forests in both hemispheres allows ECO2 to conduct operations all year round and avoid the stop and start common to seasonalised business.  Similarly, as world carbon mechanisms begin to mature ECO2 is able to integrate the immediate CDM carbon advantages that can be gained from countries classified as ‘Least Developed’ with the longer term realities of VERs generated in developed countries.   The ability to produce lumber all year round and from multiple countries will be a key winning factor in the development of new markets by generating a surety of supply.   The Global Forestry integrates all of these characteristics to generate the geographical and hemispherical balance necessary to assure ECO2’s success.

The Global Forestry Plan also provides the fundamentals for the development and introduction of new capabilities and their integration into extant and new forests.   For example the use of biomass as an input for a gasification process to produce electricity.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Using the ECO2 business model of acquire land, capitalize the forests, plant the trees, sell the carbon and sell the lumber the Company targets mined lands rehabilitation, reforestation, indigenous land and agricultural areas that have become inactive.

The result of these forests is large scale sequestration (absorption) of carbon dioxide green house gas (CO2) emissions, which create carbon credits, and the supply of renewable resource lumber. The plan is adopted and implemented by Company owned projects and through licensees to create a true global forest network for the betterment of our investors and the environment.

APPLYING THE FORESTRY PLAN – AN EXAMPLE

There are many variables in applying the Forestry Plan to a particular forest or area.   However, to provide an illustration of how it could look in a forest of say 2,500 acres;  planting 225 trees per acre;  with lumber priced at $900 per M3 for the thinning harvest and $1200 per M3 for the 7 year harvest;  with the carbon price specified above the result would be:

Carbon return:	$ 15,011,750

Lumber return:	$266,300,400

Costs:	$ 50,424,116

APPLYING MODULAR PLANTING METHODOLOGIES

ECO2 applies a graduated planting methodology in order to produce a consistent flow of carbon, lumber and revenue from each forest.  To achieve this each forest is planted in one seventh of its total size each year until planted out.  Noting the Kiri tree’s ability to reach maturity in seven years, this means that by planting one seventh of the forest each year for seven years that the forest will be in harvest every year from year seven onwards.

ECO2 also maximises the yield from each Module by initially planting in a dense matrix and then thinning that out mid-way through each modules growth cycle.  This means that a mid-term harvest can be achieved and the trees that remain in the module are provided with the ideal growing conditions for the remainder of the growth period.

ECO2 combines both of the characteristics above with the carbon revenue flows to produce a sustainable and consistent model for the provision of carbon, lumber and revenue that will endure for the life of the project.  Each project usually lasts for 50 years before re-planting is required.  This is illustrated in the diagram below illustrating the first ten years progressive development of a 15,000 acre forest.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Construct of a Modularised 15,000 Forest

COMPANY PRODUCTS

The Global Forestry Plan produces three profit producing products for the Company - Kiri Tree and Global Forestry Plan IP licensing, carbon credits and lumber.

KIRI TREE

Original tree tissue was taken from the Japanese and Chinese variety of Kiri Tree and Paulownia and engineered with tissue culture from other tree species technologically cloned and perfected to produce the tree now known as the Kiri Tree. The cloned tissue is disease‐free and produces a tree capable of growing up to 30‐35 feet in just 24months.

Based on a 20,000 acre project, 3,375,000 trees will be planted and produce 1,680,000 mid cycle thinning logs suitable for sustainable housing, and then produce 1,695,000 high quality logs at harvest. Working with land partners, ECO2 creates forests of the Kiri Tree in many locations around the world. The result of these forests is large scale sequestration (absorption) of CO2 emissions and the supply of renewable resource lumber.

After 4-5 years ECO2 harvests every second tree for logs, suitable to build sustainable housing solutions, to promote optimal growing conditions for the remaining trees. At seven full years of growth we harvest the remaining full grown forest for lumber. The Kiri Tree then regenerates from the stump, avoiding the need to replant the forest. This renewable forest again absorbs millions of tons more of CO2 and provides another forest of renewable lumber, negating the need to log old growth forests in the future.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

The Kiri Tree can also be harvested after an initial period (3‐5 years) for woodchips, landscaping supplies or pulp. The regrowth from the stump is even faster because of the established nursery system that provides multiple harvest marketable yields for years to come.  Studies are underway that may enable the tree to be harvested for biomass after only one year.

Each carbon credit created through sequestration, through an agreement with a US based Green Venture Fund, is pre‐sold for $10 USD plus a 5% annual increase per tree when the tree is planted. A 15,000 acre project will produce approximately 7 million carbon credits.

The lumber is harvested after 7-8 years. Lumber prices are outlined later in this document. Once the tree is cut down, the tree regenerates, we receive another carbon credit and the process begins again.

KIRI TREE QUICK FACTS

Below are some quick facts about the Kiri Tree:

Deciduous Hardwood tree

Rapid growth in short time, up to 35ft (12m) in 18 months

7 year Primary Harvest

Regenerates numerous times from harvest stump & nursery structure

Very large dark green leaves spanning over one meter

Bell shaped flowers occur on tree during winter season

Fire Resistant, low in resin and free of volatile oils, the lumber is easily worked and moulded

Resistant to rot and insects

Light weight and high strength lumber allows for construction of boats

Used for high quality veneer, venetian blinds, shutters

Ideal lumber for exposed joinery such as external doors & windows

Light in color, accepting a wide variety of stains and coloring

Beautiful grained lumber

No splitting or warping

Rapid Air Drying lumber

High Strength to Weight ratio

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

If for some reason the Kiri Tree is not suitable for a particular area, ECO2 has developed other options that will yield favourable results and returns.

USES OF KIRI TREE LUMBER

A small Kiri Tree plantation can help establish sustainability for small rural communities. The trees can serve as a sustainable source of lumber, firewood, pulp and paper. The wood also serves as a good material for composting; it is both rich and rapidly renewable.

Kiri Tree lumber is light yet strong, has a beautiful grain and is highly resistant to rot, as well as being a good thermal insulator. This remarkable combination of qualities has resulted in the use of Kiri Tree lumber for a wide range of purposes, such as:

Building Supplies. Light weight and resistant to decay,  Kiri lumber is ideal for use in forming pieces, such as roof beams, doors, windows, partition boards, ceilings and inner roofs. In China, Paulownia roof beams exist in a 100 year old temple in Szechuan Province and are still in good condition. The wood is also used for packing boxes; the lightweight boxes can carry a larger volume of cargo, are damage resistant and cheaper to transport.

Poles harvested after 4 years can be used to create low cost housing and produce approximately $20m USD per 1000 acres.

Handicrafts & Furniture.  Kiri Tree lumber is easy to work, does not deform and accepts stains easily. It is extensively used in the construction of chairs, tables, chests, tea boxes, fruit boxes, grain storage and even surfboards.

Cabinetry. The strength and light weight characteristics of the lumber make Kiri wood ideal for cabinetry in housing and commercial environments including kitchens, bathroom/laundry, cupboards and shelving.

As a consequence of its low thermal conductivity, Kiri Tree wood wool is ideal as an insulation material in cooling systems.

Plywood. Made from 7 year old Kiri Tree is comparable with plywood from 40-50 year old poplar.

Musical instruments. Kiri Tree wood has very good resonance qualities and can be used to make a variety of musical instruments.

Charcoal and Pulpwood.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

CARBON CREDITS

The concept of carbon credits originated in the Kyoto Protocol of 1997. The principal aim being to place a monetary value on the cost of polluting the air. Carbon credits are measured in tons of CO2. Placing a value on carbon aims to prevent it from being emitted in the first instance or to make its removal from the atmosphere financially viable. ECO2 is able to assist in the removal of CO2 from the atmosphere by using the unique properties of its proprietary Kiri Tree. This generates carbon credits, which ECO2 on-sells.

More detail on the carbon credits is contained in the Market segment of this document below.

THE MARKETS

CARBON MARKET

The concept of carbon credits was initiated at the Kyoto Protocol of 1997. This placed a monetary value on the cost of polluting the air and therefore a price on preventing pollution or removing the pollution from the air. These credits are an intrinsic component of preserving the environment by reducing greenhouse emissions and fighting climate change or Global Warming.

Carbon credits are measured in tons of CO2. One credit = one ton of CO2. The smallest unit of carbon credits is one ton. These credits need to be authentic, scientifically based and comply with a regulatory body for these to be traded with confidence. Verification is essential. These tradable carbon credits are then given a monetary value and can be bought and sold between groups on state, national and international markets. The owner then has the right to emit 1 ton of CO2 per credit or they can be traded if they are not needed. An individual or business can purchase carbon credits to offset carbon emissions.

A recent New York Times article described carbon trading as one of the “fastest-growing specialties in financial services”...and companies are scrambling to get “a slice of a market now worth about $30 billion and that could grow to $1 trillion within a decade.” The article, entitled, “In London's Financial World, Carbon Trading Is the New Big Thing,” continues: “Carbon will be the world's biggest commodity market, and it could become the world's biggest market over all.”

_______________________________

1 http://query.nytimes.com/gst/fullpage.html?res=9D04EFD7123EF935A35754C0A9619C8B63&sec=&spon=&pagewanted=all

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

The overall carbon market continued to grow in 2008, reaching a total value transacted of about $126 billion USD (€86 billion) at the end of the year, double its 2007 value. Approximately $92 billion USD (€63 billion) of this overall value is accounted for by transactions of allowances and derivatives under the EU Emissions Trading Scheme (EU ETS) for compliance, risk management, arbitrage, raising cash and profit-taking purposes. The second largest segment of the carbon market was the secondary market for Certified Emission Reductions (sCERs), which is a financial market with spot, futures and options transactions in excess of $26 billion USD (€18 billion) representing a five-fold increase in both value and volume over 2007. These trades do not directly give rise to emission reductions unlike transactions in the primary market.2

Carbon Markets are in use today and will continue to grow. As indicated by the table below, demand will continue to increase as more countries move to legislate their Emission Trading Schemes and the world moves towards global agreement on managing the environment. Like any other commodity, the price of carbon and the market size will climb as the demand rises.

_______________________________

2 World Bank Report, STATE AND TRENDS OF THE CARBON MARKET 2009, World Bank Washington 2009

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

LUMBER MARKET

The price of Paulownia varies depending on the grade of the log; values vary from $2,583 USD to $951 USD per m3 of logs in the case of China. In the Australian market, price values vary from $1,392 USD to $825 USD per m3 of logs. In the U.S. depending on the grade, price value range from $2 USD to $10 USD per board foot of lumber (1 cubic meter = 423.7 board feet. Board Feet is the standard US lumber measurement).

The special properties of the Kiri/Paulownia lumber give it many potential markets. There is a well established market for Kiri/Paulownia lumber in China, Taiwan, Korea and Japan.  Kiri lumber can immediately enter this market.

China’s sawnwood exports (excluding sleepers) increased 47 percent to 430,000m3 (up 25% to $168 million) in the first half of 2006.

China’s main sawnwood export markets were Japan (211,500m3, 49%), U.S. (63,400m3, 15%), Korea (42,000m3, 10%), Taiwan (22,600m3, 5%) and Australia (22,100m3, 5%). Kiri/Paulownia sawnwood exports were 132,900m3, which represents 58 percent of the hardwood sawnwood exports. China, Mainda Inc. the largest producer of Paulownia in China has focused on Kiri/Paulownia for many years. The main markets are Japan, U.S. and Europe.

Kiri/Paulownia wood has been used in Japan for centuries primarily as a furniture wood which takes up 75 percent of all the logs imported. The total Kiri/Paulownia lumber imports in Japan are around 1,559,300m3 for 2008. Demand is so vast that Japan imports large quantities of logs and lumber from China, Taiwan, the United States, Australia, Brazil, Argentina, Paraguay and Thailand.

Japan is currently the major importer of Paulownia, consuming, in 1990, some 200,000m3 of roundwood equivalent valued at ¥6,750M in logs and sawnwood which is used for interior panelling, furniture, musical instrument sound-boards and other specialty uses.

Currently, Japan consumes approximately 1.6 million m³ of Paulownia (Kiri) lumber per year, almost all of which it imports. Prices paid range from $2,300.00 USD - $497.00 USD per m³.

________________________________

 http://forestequityonline.com/index.php?option=com_content&view=category&layout=blog&id=37&Itemid=54

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Kiri Lumber is versatile with many uses including:

Veneer; constitutes one of the highest value markets

Furniture and cabinet making; also brings high value

Plywood, particleboard, and flake board

Panelling and folding partitions

Renewable housing

Musical Instruments

Boat frames

Pulp

Poles

Pallets, boxes, and crates

Core material (laminated small stock)

Moulding and picture frames

Packing material (natural insulation, biodegradable packing -- no odor or taste)

Several sources present huge price values for Kiri/Paulownia logs and lumber in the Japanese and Australian markets; values presented in this report come only from verifiable sources, thus some huge price values without verifiable sources were omitted.

As a general guide to the quality of Kiri/Paulownia wood logs Grade A logs are straight with a cantered pith and round with no defects and the annual rings are tight and even. 40% of a Plantation will be grade B. Grade B logs are allowed to have a couple, slight surface imperfections and one defect. 40% of a Plantation will be grade C. Grade C logs must have at least four annual rings per inch. Two defects are allowed. The rest will grade D and E. These Grades are based on the Chinese grading system for Kiri/Paulownia.

China’s prices values per m3 of Kiri/Paulownia logs are dependent on their grade and in 2008 were:

Grade A High $2,583 USD per m3

Low$1,903 USD per m3

Grade B High $1,586 USD per m3

Low$951 USD per m3

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Australia’s 2008 wholesale price of Paulownia lumber was as follows:

Grade A	around $1,392 USD per m3

Grade B	around $1,106 USD per m3

Grade C	around $825 USD per m3

In the US Paulownia prices vary based on quality between US$2.00 to US$10.00.

The properties of the Kiri Tree established over a long period of time have led to sound markets and good prices for the lumber. This demand is expected to increase as lumber from natural forests becomes increasingly scarce.

BIOMASS MARKET

An emerging market for biomass is evolving and gaining maturity.  Hitherto it had been based mainly upon using processed biomass for heating etc.  However with the increased emphasis on sustainability, new uses for biomass are emerging and creating an increased demand.  Biomass is in demand as a renewable natural input for green processes that produce outputs like electricity, diesel and hydrogen.

The Kiri tree lends itself well to a biomass crop.  It provides options for harvest at years one or three of its growth cycle.  Integration of biomass modules into a standard ECO2 forest will deliver earlier revenues into a project.  As such ECO2 is very interested to incorporate biomass into its Global Forestry Plan and it will continue to monitor the development of the biomass market to identify the point of opportunity to commence the development of biomass crops.

REFORESTATION MARKET

Carbon and Lumber markets aside, a number of opportunities also exist to meet a market need for reforestation. Governments or entities that have an obligation to reforest an area now have a fast tracked and profitable solution to meet this obligation. In Australia, the need for reclamation and reforestation is particularly significant in the mining sector.

ECO2 provides a cost effective and sustainable solution to meet this need. Moreover, many of these locations are remote and the additional advantage an ECO2 reforestation solution can offer is one that can provide ongoing sustainable employment to remote and indigenous populations.

AVOIDED DEFORESTATION MARKET

The need to preserve old growth forests has created a market for the delivery of Avoided Deforestation Projects.  The aim of these projects is to use carbon credits derived from the sequestration of CO2 created by extant old growth forests to generate revenue, thereby making it economically attractive to preserve the forests.

________________________________

1 Paulownia prices. Available at http://www.paulowniasupply.com/why_grow_paulownia_commercially.htm. Accessed in May 2009.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Establishing Avoided Deforestation Projects is a definite objective for ECO2.  In many cases in an area where a reforestation or afforestation project is being developed a potential avoided deforestation project is evident and vice versa.  This makes it an ideal fit for ECO2.

COMPANY STRATEGY

ECO2 has developed its strategy to maximize the opportunities afforded by its competitive advantage and unique selling points and business model.

ECO2 strategy is to apply the Global Forestry Plan in a series of selected Programs and Projects synchronised to deliver consistent returns.

ECO2 will deliver this strategy by applying Program Management methodologies at the upper Operational level to control and coordinate the delivery of its projects.

COMPETITIVE ADVANTAGE

ECO2’s Competitive Advantage is generated by its IP (Intellectual Property) vested in the Kiri Tree and its Global Forestry Plan. Essentially, this represents the know-how to successfully produce a hardy and sustainable plantation of fast maturing trees. This enables it to generate several life cycles within one of its competitors cycles and generate several returns from both carbon credits and lumber.

Many competitors in this forestry market segment are small operators or narrowly focused on a specific forest or region.

ECO2 with its global focus gains an advantage by being positioned to take advantage of opportunities as they arise regardless of the location. This focus on geographically disparate large plantations affords ECO2 the access to large reserves of lumber and the ability to harvest and meet demand all year round and deliver constant revenue and avoid the peaks and troughs of the timber industry.

ECO2 will generate further advantage as it develops its new biomass markets to provide additional and alternate markets for its products.

ECO2 generates additional competitive advantage from its early mover status in the Global Carbon Trading Market. This enables it to make its name early as a provider and secure market share ahead of later entrants.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

SWOT ANALYSIS

Strengths

Sustainability

Carbon Credits to support cash flow pre harvest

Kiri Tree properties

Global Forestry Plan

Experienced Personnel

Corporate back up

Government support

Positive impact on local communities

International impetus

Timing

Weaknesses

Need investment capital for expansion

Generation of sufficient nursery stock

Forestry knowledge base of labour force

Identification of suitable quantities of land

Need to develop lumber markets further

Need PR for increased market awareness

Opportunities

Additional forests in the US, Australia and other nations

Global interest in sustainability

Avoided Deforestation

Biomass and sustainable energy

Intercropping with compatible crops

Early mover advantage

Remote Community development

Potential Government Assistance

Contribution to the environment

Threats Import/export issues with nursery stock Natural disasters New entrants Targeting by major timber companies

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

CAPITALISATION OF STRENGTHS

ECO2 will capitalise on its strengths by utilising the carbon credits it generates to supplement the operational and development funding.  This will enable adequate funding to ensure the project is able to operate effectively.   Capitalising on the properties of its Kiri tree to develop additional nursery stock and to use its rapid growth properties to generate a five and seven year harvests will further assure strong revenue streams.

Deployment of experienced personnel will assure effective development of the project and enable a training capacity to develop the labour force.  Where possible this training will extend to forestry, administration and management.   This will be further enhanced by the corporate backup provided from the US and Australia.

International application of the Global Forestry Plan will enable forests to be developed to take advantage of northern and southern hemisphere season and generate year round planting  harvest cycles, thereby providing consistency and achieving geographical and hemispherical balance.

ECO2 enjoys good support from government in areas where it is deployed.  A program is to be developed to leverage this and to ensure it is maintained in all areas of interest.

A specific marketing campaign will be developed to tell ECO2’s story and to take advantage of the timing and global interest in sustainability and in reducing green house gasses.

MITIGATION OF WEAKNESSES

A program of work is being developed to utilise consultants to assist in identifying a major funding partner.  In the interim stock promotion campaigns and marketing activities will be used to attract corporate investors into ECO2 stock.  Additionally, projects will be structured to enable investors to take a stake directly into an ECO2 project, as distinct from corporate investment.  Projects will remain private companies whereby investment will be invited via PPMs or Information Memorandums, in accordance with the respective country’s compliance requirements.

Generation of sufficient nursery stock to enable the scale of planting necessary will be advanced and enhanced by the establishment of two Nursery Facilities initially in each of the US, Australia and Vanuatu.  As each project comes on line and project nursery will be developed within each project to assure the continuity of supply of nursery stock.

To overcome agricultural quarantine issues the tissue culture capability currently being developed will continue and will be tasked to generate additional capability to assure year round supply.

These facilities will also double as a training facility to train up the work force for each project.  Utilizing a train the trainer approach, foreman and supervisors can commence training early and be positioned to train the base labour force prior to operations commencing in a project. Selected nurseries will be further developed to become Research and Development centres to assure ongoing refinement of the species and the methodologies supporting the development of the plantations and ongoing contribution to ECO2’s IP.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Land will be pursued on a basis of initial agreement, followed by thorough scoping then an MOU and a funding plan.  Projects currently listed on the potential project list for review will be targeted first.   Development or acquisition of a media capability will be necessary to increase market awareness.

EXPLOITATION OF OPPORTUNITIES

ECO2 will maintain a market awareness campaign as to the availability and suitability of other areas of land that may be suitable for the development of additional forests.   Once identified these areas will be subjected to feasibility studies and if suitable recommended for project status.

Once the initial Kiri forest has been planted a study will be commenced to verify the suitability and commercial viability of intercropping with other crops, specialise hybrids, coffee, Jatropha and Cottonwood being an obvious options for study.

Success of the plantations will depend on support from the local labour supply and communities.  ECO2 will maintain and active posture for engagement with and contribution to the local communities and will actively pursue its E4 Policy.   Opportunities to contribute will be most significant following the generation of harvest revenues and this is to be the target of the management team.

Opportunities may exist for support from Governments.  The management team will seek out these opportunities and integrate them into their business modelling as appropriate.  Grants and opportunities to utilize government land will be of particular interest.

Development of an Avoided Deforestation capability to generate carbon credits from preservation credits earned by preserving old growth forest will provide another point of diversification for ECO2.  The emerging markets  for biomass as an input to renewable energy systems present significant opportunities for ECO2 that must be developed.

TREATMENT OF THREATS

Failure to clear quarantine of the initial nursery stock is a major threat to the business in overseas plantations.  The management team is to engage the respective government agencies as early as possible to ensure they understand the nature of ECO2’s business and the positive impacts it represents for their economy.  ECO2 needs to ensure it clearly understands the requirements of the Government’s quarantine standards at the early stage of project development and that an active program is put in place to ensure those standards are met.   ECO2’s R & D Centres will also develop alternative forms of nursery stock to ensure a range of options to meet quarantine requirements.

Additionally secondary sources of supply are being developed to provide the capacity to source plant stock from extant suppliers in project countries and importantly to develop a reliable supply of tissue culture in Australia.  Tissue culture can be imported into all countries without any quarantine concerns.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

The threat from new entrants is accepted.   Early mover advantage is the best way to defeat this threat and the staged approach to the development of the nursery stock will provide ECO2 with a time advantage.

Lumber market share can be enhanced by market development activities designed to broaden and deepen the market for Kiri lumber.  This activity will commence 12 to 18 months prior to harvest and will focus on pre selling the lumber.  Currently discussions are underway to develop the biomass market.

Selling lumber and carbon credits on the futures markets will provide early revenues and will lock up potential markets.

MARKETING STRATEGY

POSITIONING STATEMENT

For the carbon credit market that is seeking sustainable sources of carbon credits ECO2 offers a reliable source of product generated in an environmentally and economically sustainable way.  Unlike other providers, ECO2 can provide a regular flow of carbon credits on a predictable large scale.

For the lumber markets ECO2 provides an environmentally sustainable source of lumber that possesses some unique properties.  Unlike other lumber providers ECO2’s Kiri Tree provides a harvest after only seven years as distinct to the usual hardwoods of 20-80 years.

ECO2 is positioning itself as a reliable and consistent provider of renewable lumber to global markets.

VALUE PROPOSITION

ECO2’s value proposition is based upon generating carbon credits and lumber in an environmentally, economically, and socially responsible manner to deliver sound and enduring returns to its stakeholders.

PRICING STRATEGY

Carbon prices have been agreed at a wholesale rate based upon current world pricing.  Lumber pricing will be at market levels at the time of harvest.  Indicative prices have been included in an earlier segment of this plan.

UNIQUE SELLING POINTS

ECO2 generates its unique selling points in three key areas:

Investment- ECO2 offers a secure investment that also has significant benefit for the environment. It provides investors with an opportunity to contribute to their own financial wellness while at the same time contribute to the wellness of the environment. It is anticipated that this, almost causal approach to investment, will prove attractive to the retail investment market. Institutional investment will be motivated by the surety and sustainability of the investment in the carbon and lumber markets.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Carbon - As illustrated in the ECO2 Business Model (below), the unique sustainable properties of its trees allow for renewable carbon credits to be generated every 7 years as the tree will regrow from the harvested stump, with minimal additional cost; thus assuring a sustainable generation of carbon credits.

Lumber - The unique properties of the Kiri Tree offer a lumber with unique and marketable properties that has application in many different product types. The ability of the tree to regrow from the harvested stump assures a low cost sustainable regeneration of new lumber.  In addition, ECO2 is developing the capacity to switch its harvests to biomass as an alternative.

BUSINESS MODEL

ECO2’s business model is simple. It applies a process of acquiring land, capitalizing the land and forests and planting the right trees in accordance with the ECO2 Global Forestry Plan. Once the Forest has been established it enters a cycle whereby the carbon credits are sold, usually shortly after planting; then a process of managed growth to maturity; and, finally harvesting of the lumber. Because of the ability of the Kiri Tree to regrow from the harvested stump, the process then starts all over again.

This model is illustrated below:

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
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info@eco2inc.com - www.eco2forests.com

The application of this model will vary in each project.  In general planting will be done on a yearly module system, so that only a 1/7th proportion of the project is planted in each year.  This has the effect of each of those modules reaching maturity in progressive years.   This allows a system of harvest to be implemented whereby after the first harvest there is a harvest in the next module in the sequence every year.  This enables each forest to supply lumber every year and provide a surety of supply to buyers and consistent revenue flows.   For example, a 20,000 acre forest might be planted in modules of 2,500 acres per year, which after the first harvest in seven years will allow it to harvest and bring to market 2,500 acres of lumber each successive year.

The business model gives rise to a simple profit generation formula as shown below:

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

BUSINESS STRATEGY

ECO2 primary business strategy is to generate leverage from the advantages afforded by the properties of the Kiri Tree, its Global Forestry Plan and its sustainable business model to develop forests and generate shareholder return from the sale of lumber and carbon credits. It will apply this strategy using a Program of Projects designed to develop forests in selected locations.  The strategy is underpinned by a revenue strategy that combines short term carbon revenue with long term lumber revenue returns.

In parallel, ECO2 secondary business strategy is to seize opportunities by acquisition for new capabilities, products and markets as they arise as a supporting methodology to organic growth.

MISSION

To create shareholder value by delivering positive environmental and economical impact through the establishment of new forests and the preservation of old forests for large scale sequestration of carbon dioxide and the production of sustainable lumber.

OBJECTIVES

The objectives for ECO2 to end 2011 are:

universal

Complete listing as a public company by September 2009.

Achieve full major Exchange listing by end 2010.

Win a carbon sales contract by September 2009.

Apply the Global Forestry Plan in selected areas and countries.

Generate a schedule of potential projects.

Generate a positive and sustainable environmental and economic impact wherever operations are conducted.

Acquire and integrate media capability to increase market reach and reactivity.

Exceed budgetary performance requirements.

Conduct Research and Development to assure the best application of species.

Develop new products and markets.

Develop Avoided Deforestation capability.

Develop Biomass and Renewable Energy capability.

Identify and execute future acquisitions that enhance ECO2’s capabilities.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

United States

Complete the expansion of the US Office by June 2010.

Establish propagation nursery capability by March 2010.

Commence the Nevada Project by July 2010.

Identify and scope major reforestation project Q3 2010.

Identify and scope Government reforestation project end 2010.

Australia

Complete the expansion of the Australian Operations Office to the capability requirement by end 2009.

Acquire a new Office Building by March 2010.

Complete development of the Research and Development Centre at Jimboomba, Queensland by end 2009.

Establish two propagation nurseries by end 2009.

Commence the one reforestation project by September 2010.

Identify and scope second major reforestation project by end 2010.

Identify and scope Government reforestation project by end 2010.

International

Vanuatu

o	Develop a Training and Nursery Facility at Malakula by September 2010.

o	Develop a commercial forest on the island of Malakula by November 2010.

o	Identify one avoided deforestation project by November 2010.

o	Develop Strategic Relationships In Vanuatu.

o	Identify further opportunities for forest development in Vanuatu.

o	Identify renewable energy project in Vanuatu byt end 2010.

Indonesia

o	Complete project plans for Moloku and Kalimantan by August 2010.

o	Develop additional opportunities by end 2010.

South America - identify deforested areas within the Amazon for application of the Global Forestry Plan by mid 2010.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Africa – identify deforested areas for application of the Global Forestry Plan.

Pursue other suitable international opportunities as they are identified.

KEYS TO SUCCESS

The keys to success are:

Winning sufficient funding and investment.

The establishment of strong relationships with all stake holders and in delivering real benefits to them.

Attracting quality personnel.

Securing sufficient quantities of adequate land for plantation.

Managing the Global Forestry Plan.

Winning a carbon sale agreement.

Successful development of the forests.

Development of a renewable energy capability.

ACQUISITION STRATEGY

ECO2’s acquisition Strategy is to acquire entities that will provide a rapid and significant increase in capabilities.  This strategy aims to quickly fill capability gaps and to take advantage of emerging opportunities that can be developed into new ECO2 capabilities by acquisition.

These acquisitions will be integrated directly into ECO2 or where appropriate integrated as an operational entity in its own right.  Currently, opportunities for acquisitions are being explored in Australia and the US. However, this will not discount relevant acquisition targets that appear in other areas of ECO2’s interest.   In all cases future acquisition will need to provide a significant operational advantage to ECO2 and deliver both time and financial advantages as compared to the organic development of the same capability.

AIM

The acquisition of Active Investment Media Proprietary Limited (AIM) is the first such acquisition.  The purpose of this acquisition is the integration of AIM’s capabilities directly into the strategic planning and implementation programs used by ECO2 to control it expansion.  It will also provide the increased market awareness that will improve ECO2’s position in the market and bring forward new strategic acquisition opportunities.

The acquisition of AIM will bring to ECO2 all of AIM’s database connections providing access to millions of potential investors and market makers.  Such access will afford ECO2 the advantage of increased access to the funding lines it needs to bring new projects onto its books and thereby expand the company by increasing operational substance.   Equally a more effective and responsive media capability will increase awareness of ECO2 in the broader sustainability space which should deliver more opportunities for new projects and new capabilities.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Specifically, AIN will deliver a direct operational level competitive advantage by positioning ECO2 to enhance its decision-action cycles in the planning and execution of media activities.  It will refine the continuum of media throughout ECO2 and integrate media activity with operational activity.  This will deliver significant cost savings and increase the effectiveness of media activity. It will provide an immediate capability to deal with emerging issues from a media stand point and where necessary provide a quick and effective response.

STRUCTURE

The following structure has been implemented to support ECO2’s strategy.

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

FINANCIALS

A detailed set of forecast financials for each project is prepared and available upon request.  Each set of financials is managed on a project basis.  Included in this section are the financial forecast summaries for each of the prioritized projects currently in the project pipeline.

The quarterly funding forecasts for the United States and Australian corporate offices and the Jimboomba Research and Development Facility through to December 2012 are noted below.

 Corporate and Research and Development Forecast

Description	2010	2010	2011	2011	2011	2011	2012	2012	2012	2012
Corporate	Jul- Sep	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sept	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sept	Oct-Dec
Corporate Admin Expenses	$550,938	$606,250	$611,875	$611,875	$664,688	$664,688	$664,688	$664,688	$664,688	$664,688
Jimboomba R&D Facility Expenses	$12,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000
Total Corporate Expenses	$562,938	$666,250	$671,875	$671,875	$724,688	$724,688	$724,688	$724,688	$724,688	$724,688
Revenue Flows
Smoke Creek	$500,000		$87,500	$87,500	$87,500	$87,500	$87,500	$87,500	$87,500	$87,500
Malakula		$232,500	$87,500	$87,500	$87,500	$87,500	$87,500	$87,500	$87,500	$87,500
Santo		$400,000	$112,500	$112,500	$112,500	$112,500	$112,500	$112,500	$112,500	$112,500
Qld Mining Proj		$750,000	$194,500	$194,500	$194,500	$194,500	$194,500	$194,500	$194,500	$194,500
Imperial Valley				$750,000	$87,500	$87,500	$87,500	$87,500	$87,500	$87,500
	$500,000	$1,382,500	$482,000	$1,232,000	$569,500	$569,500	$569,500	$569,500	$569,500	$569,500
Quarterly	-$62,938	$716,250	-$189,875	$560,125	-$155,188	-$155,188	-$155,188	-$155,188	-$155,188	-$155,188
Cumulative		$653,313	$463,438	$1,023,563	$868,375	$713,188	$558,000	$402,813	$247,625	$92,438

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

Funding of the corporate and R&D expenditure is sourced by way of an initial project management fee to cover costs incurred during the initial pre-mobilization stages. This project management fee is charged at 5% of funding requirements, capped at $750,000. Ongoing corporate management fees are assessed once carbon revenue funding starts to flow.

The intention is for cost recovery of corporate overheads with a buildup of sufficient reserves to fund the future analysis of projects in the pipeline.

Corporate consolidated financials are available on line, along with other all other public filings from http://www.otcmarkets.com/pink/quote/quote.jsp?symbol=eco. Consolidated financials  are lodged quarterly and are publically available.  Further detailed material is available with senior management’s approval.

Attachments:

1: WASHOE COUNTY, US - FINANCIAL FORECAST SUMMARY

2: MALAKULA, VANUATU - FINANCIAL FORECAST SUMMARY

3: QUEENSLAND MINING PROJECT, AUSTRALIA - FINANCIAL FORECAST SUMMARY

4: IMPERIAL VALLEY, US - FINANCIAL FORECAST SUMMARY

5: BOARD OF DIRECTORS

Supporting Plans:

1.	Marketing Plan (Internal Distribution Only)
2.	PR Plan (Internal Distribution Only)
3.	Project Plans (Internal Distribution Only)
4.	Logistic Support Plan (Internal Distribution Only)
5.	Corporate Control and Administration Plan (Internal Distribution Only)
6.	Global Forestry Plan (Internal Distribution Only)

United States	4450 Arapahoe Ave Suite 100, Boulder CO 80303 - Phone (303) 500 5272 Fax (303) 648 6307
Australia	240 Varsity Pde, Suite 16 Varsity Lakes, QLD 4227 - Phone: 1800 783 770 Fax: 1800 783 570

info@eco2inc.com - www.eco2forests.com

EXECUTIVE SUMMARY

Generally

This exchange offering (the “Exchange”) of up to 62,500,000 Company common shares (the “Shares”) is being made on a best efforts, self-underwritten basis through principal(s) of ECO2 Forests, Inc., a Nevada (U.S.) corporation (the “Company”), without the use of brokers, pursuant to Rule 802 under the Securities Act of 1933.  The Exchange is being made only to shareholders of Active Investment Media Pty. Ltd., an Australian company (“Active”) (see below).

This Exchange will terminate on the earlier of (i) July 30, 2010 (which date may be extended by the Company until as late as August 30, 2010); (ii) the date on which the Company has exchanged all of the Shares hereby offered; or (iii) any date on which the Company chooses to discontinue this Exchange.  See Subscription Agreement attached.

Each prospective investor will be asked to enter into a Subscription Agreement with the Company to make certain representations and warranties in connection with their background and intentions regarding the contemplated acquisition of the Shares from the Company.  This includes the representation that s/he is a suitable and/or accredited investor as those terms are defined under federal securities law and/or articulated in the Subscription Agreement.  In addition, before it can accept subscription from any investor, the Company must determine (i) the investor currently owns shares in Active and (ii) where the investor resides and ensure that the subscription complies with applicable federal and any state (i.e. “blue sky”) securities laws.

THE COMPANY RETAINS THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION FOR SHARES.  ALTHOUGH A PUBLIC OFFERING AS DE-FINED UNDER PERTINENT SEC RULE 802 AND COUNTERPART STATE REGULATIONS, THE SECURITIES TO BE SOLD BY THE COMPANY IN THIS OFFERING WILL NOT BE REGISTERED WITH FEDERAL REGULATORY AUTHORITIES UNDER THE SECURITIES LAWS OF THE UNITED STATES.  THE COMPANY RESERVES THE RIGHT TO TERMINATE THIS EXCHANGE  AT ANY TIME.

An investment in the Shares is speculative and involves significant risks.  (See "Risk Factors.")  .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THESE OFFERING MATERIALS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SHARES ARE OFFERED ONLY TO SHAREHOLDERS OF ACTIVE AND MUST BE EITHER SUITABLE FOR SUCH INVESTOR OR AN “ACCREDITED INVESTOR”, THE LATTER DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT 0F 1933.  (SEE ATTACHED “SUBSCRIPTION AND EXCHANGE AGREEMENT.”)  THESE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.

THESE OFFERING MATERIALS ARE FURNISHED ON A CONFIDENTIAL BASIS AND CONSTITUTE AN OFFER ONLY TO THE PERSON TO WHOM THEY ARE DELIVERED BY THE COMPANY (THE "OFFEREE").  THEY ARE PROVIDED TO THE OFFEREE SOLELY FOR THE PURPOSE OF EVALUATING AN EXCHANGE IN THE SHARES OFFERED HEREBY.  BY ACCEPTING DELIVERY OF THESE OFFERING MATERIALS AND RECEIVING ANY OTHER ORAL OR WRITTEN INFORMATION PROVIDED BY THE COMPANY IN CONNECTION WITH THE OFFERING, THE OFFEREE AGREES (A) TO KEEP CONFIDENTIAL THE CONTENTS OF THESE OFFERING MATERIALS AND SUCH OTHER INFORMATION AND NOT TO DISCLOSE THE SAME TO ANY THIRD PARTY OR OTHERWISE USE THE SAME FOR ANY PURPOSE OTHER THAN EVALUATING AN EXCHANGE IN THE SHARES; (B) NOT TO COPY, IN WHOLE OR IN PART, THESE OFFERING MATERIALS OR ANY OTHER WRITTEN INFORMATION PROVIDED BY THE COMPANY IN CONNECTION HEREWITH; AND (C) TO RETURN THESE OFFERING MATERIALS AND ANY SUCH OTHER WRITTEN INFORMATION TO THE COMPANY IN THE EVENT THAT (I) THE OFFEREE DOES NOT SUBSCRIBE TO EXCHANGE THEIR SHARES IN ACTIVE FOR THOSE OF THE COMPANY, (II) NO PORTION OF THE OFFEREE'S SUBSCRIPTION IS ACCEPTED OR (III) THIS OFFERING IS TERMINATED OR WITHDRAWN.

NEITHER THE DELIVERY OF THESE OFFERING MATERIALS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.  THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING MADE HEREBY, AND TO ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE EXCHANGE FOR THE SHARES OFFERED HEREBY.  THE COMPANY SHALL HAVE NO LIABILITY WHATSOEVER TO THE OFFEREE IN THE EVENT THAT ANY OF THE FOREGOING SHALL OCCUR.

IN DETERMINING WHETHER TO EXCHANGE THEIR ACTIVE SHARES, THE OFFEREE MUST RELY UPON THE OFFEREE'S OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING MADE HEREBY, INCLUDING THE MERITS AND RISKS INVOLVED.  THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF REPRESENTATIVES OF THE COMPANY CONCERNING THE COMPANY AND THE TERMS OF THIS EXCHANGE OFFERING AND TO OBTAIN ANY ADDITIONAL RELEVANT INFORMATION TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.  EXCEPT AS AFORESAID, NO PERSON IS AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THESE OFFERING MATERIALS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF THE FINANCIAL FORECASTS SET FORTH IN THE BUSINESS PLAN OR AS TO THE ACCURACY OR COMPLETENESS OF THE ASSUMPTIONS FROM WHICH SUCH FORECASTS ARE DERIVED.  FORECASTS OF THE COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY AND MAY VARY MATERIALLY FROM ACTUAL RESULTS.

NASAA UNIFORM LEGEND:  IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.  THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.  FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THESE OFFERING MATERIALS.

AN INVESTMENT IN THE EXCHANGE OFFERING INVOLVES SUBSTANTIAL RISKS AND IS LIMITED TO INVESTORS WHO MEET THE SUITABILITY STANDARDS AND/OR ACCREDITED STANDARDS DESCRIBED IN THESE OFFERING MATERIALS.  WHILE A MARKET EXISTS FOR THE SHARES, CURRENTLY ON THE OVER THE COUNTER BULLETIN BOARD (THE “OTCBB”), SUCH SHARES MAY BE RELATIVELY ILLIQUID AND SUBJECT TO OTHER RISK FACTORS.  (SEE “RISK FACTORS” FOLLOWING.)  A PROSPECTIVE INVESTOR IS ENCOURAGED TO OBTAIN THE ADVICE OF RELEVANT PROFESSIONALS BEFORE DECIDING UPON AN INVESTMENT.

THESE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES TO ANY PERSON WHO HAS NOT COMPLETED AND RETURNED THE SUBSCRIPTION AGREEMENT IN THE FORM DELIVERED TO PROSPECTIVE INVESTORS WITH THESE OFFERING MATERIALS, OR TO ANY PERSON WHOSE PROFESSIONAL ADVISOR, IF ANY, HAS NOT PROPERLY COMPLETED AND RETURNED TO THE COMPANY THE PURCHASER REPRESENTATIVE INFORMATION IN THE FORM DELIVERED TO PROSPECTIVE INVESTORS WHO USE INVESTOR REPRESENTATIVES.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THESE OFFERING MATERIALS OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY OR ANY OF THEIR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.

ANY PREDICTIONS AND REPRESENTATIONS, WRITTEN OR ORAL, WHICH DO NOT CONFORM TO THOSE CONTAINED IN THESE OFFERING MATERIALS, SHOULD BE DISREGARDED AND THEIR USE MAY VIOLATE PERTINENT SECURITIES LAW.

THESE OFFERING MATERIALS HAVE BEEN PREPARED IN CONNECTION WITH A RULE 802 EXEMPT PUBLIC OFFERING OF THE SECURITIES AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.  NO REPRODUCTION OR DISTRIBUTION OF THESE OFFERING MATERIALS, IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF THEIR CONTENT, BY ANY PERSON OR ENTITY, MAY BE MADE WITHOUT THE WRITTEN PERMISSION OF THE COMPANY.

The purchase of Shares is appropriate only for investors who have limited need for liquidity in their investments and who have adequate means of providing for their current needs and contingencies even if investment in the Shares were to result in a total loss. More specifically, Shares may be sold only to investors who are "accredited investors" within the meaning of Rule 501(a) under the Securities Act of 1933 or “suitable” as outlined in the Subscription and Exchange Agreement.

Forward-Looking Statements

These Offering Materials and associated Business Plan, an integral part of these Offering Materials and attached hereto, have been submitted on a confidential basis to the individual identified solely for their review and are not for use by any other persons without express written permission from the Company.  Neither may they be faxed, reproduced, stored or copied in any form.  By accepting delivery of these Offering Materials, the recipient agrees to return same to the address listed above upon the Company’s request.

The forecasts for Company set forth in the attached Business Plan, including the forecasts of future revenues and earnings, are based on a variety of assumptions about the Company, its markets and competition, its ability to develop certain services or products and to sell those services or products in forecast volumes and prices, among other matters. Such forecasts are not a guarantee of future performance.  Forecasts based on different assumptions could differ substantially from those set forth in these Offering Materials.  Although management of the Company believes the assumptions provided a reasonable basis for the preparation of the forecasts at the time of their preparation, other persons could reasonably differ with management’s perception and interpretation of factors that affect the Company’s business and with management’s forecast of future conditions.  The achievement of any future forecast may be affected by fluctuating conditions and is dependent on the occurrence of future events that cannot be assured.  Therefore, the actual results achieved during the forecast periods may vary from the forecasts, and such variations could be material.

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RISK FACTORS

An investment in our Company involves significant risks. You should carefully consider the risks described below before investing in our Company. You should consult with your broker, attorney or other qualified advisor to see if an investment in our Company is suitable for you, given your present and expected financial condition, investment goals and sophistication. We are not a reporting company under the 1934 Securities and Exchange Act. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, and you could lose all or part of your investment.

General

Real estate, land or forestry investing is highly speculative and there can be no assurance that investor will get a return of his investment. The Company intends to engage in real estate, land or forestry investing which is speculative and involves a high degree of risk. Any real estate, land or forestry market is speculative and is significantly affected by changes in economic and other conditions, such as:

•	employment levels;
•	construction costs;
•	climate conditions;
•	natural disaster;
•	acts of war;
•	availability of financing;
•	local and national economics;
•	interest rates; and
•	consumer confidence.

These factors can negatively affect the demand for and pricing of the Company's investments and margin on sale. The Company is also subject to a number of risks, many of which are beyond the Company's control, including:

•	changes in governmental regulations (such as slow- or no-growth initiatives);
•	increases in harvesting production;
•	labor strikes
•	changes in carbon credit market and government policy; and
•	distribution costs

Fluctuations In Market Conditions May Affect The Company's Projections; Significant Lag Time before Harvest and Revenue. The Company is subject to the regional or global potential for significant fluctuations in the market value of forestry land, production cost and value of sales of lumber and carbon credits. There is a lag between the time the Company acquires control a subject forestry land and the time that the Company can earn revenue. This lag time is impossible to specifically and concretely determine in advance. The average harvest for the Kiri tree which we intend to plant is seven years, and there may be environmental or other factors beyond our control that prevent a harvest at that or any other time. While under certain conditions we may be able to harvest a portion of our trees earlier to make certain products, there is no assurance that we will able to do so. Revenue may be delayed for many years if earned at all.

The Company May Incur Additional Operating Expenses Due To Government and Environmental Regulations Within Markets Including the New Carbon Credit Industry. As the Company becomes qualified to do business in various locales, the Company may become subject to significant regulation over forest management, carbon credit qualification and trade, export and trade regulation and taxation. While the Company aims to be environmentally friendly by creating sustainable regenerating forests and carbon credits, various countries in which the Company may do business may impose further regulation and taxation that are not in place today. Also, the carbon credit industry, while predicted to be robust, will be subject to market and economic conditions. Existing regulations in Vanuatu and Nevada, while not onerous, will cause compliance and tax costs to the Company that will impact its revenue model and return.  The Company' s estimate of carbon credit production going forward are based on the Company's reasonable asessments and predictions based upon current forestry scientific and International Emission Trading Association standards for estimating carbon credits. If the Company sells forward carbon credits which have not been verified, there is market risk in the event that such credits did not later meet verification standards

Competition in the Lumber Industry Could Increase Costs, Reduce the Company's Revenues and Earnings and Otherwise Adversely Affect the Company's Results of Operations. The real estate, land or forestry sectors are highly competitive and fragmented. The Company competes with several other companies producing a similar Kiri tree product, as well as the general world wide timber industry, which is highly established and includes multibillion dollar companies. The Company will compete primarily on the basis of price, location, quality, service and reputation. Many of the Company's competitors may have greater financial resources, more established market positions and better opportunities for investment, and have lower costs of capital, labor and material. Such competition could adversely affect the Company‘s results of operations.

The Company Is Dependent on the Services of Certain Key Employees and the Loss of Their Services Could Harm the Company's Business. The Company's success largely depends on the continuing services of its Officers, The President and CEO, Mr. Martin Tindall, the CEO, David Shorey, and COO, Mr. Ray Smith. The Company's continued success also depends on our ability to continue to attract and retain qualified personnel. The Company believes that the President/CEO, Mr. Martin Tindall; and COO, Mr. Ray Smith, possess valuable industry knowledge, experience and leadership abilities that would be extremely difficult in the short term to replicate. The loss of any of the Company‘s officers could materially and adversely affect the Company‘s results.

The Company's Operating Results May Vary. The Company expects to experience variability in its revenues and net profit. Factors expected to contribute to this variability include, among other things:

•	the general economy in Republic of Vanuatu and globally
•	the changing regulatory environment concerning real estate, land or forestry and carbon credits
•	climate, seasonality and environmental factors
•	world wide demand for lumber
•	transportation costs
•	carbon credit market fluctuation

Accuracy of Anticipated Results of Operations. The anticipated results of operations by the Officers have not been reviewed, analyzed, or otherwise passed upon by the Company's legal counselor, or accounting firm. Nor have the anticipated results of operations been passed upon or approved by any governmental entity. Such "forward looking" statements are based on various assumptions of the Company, which assumptions may not prove to be correct (for example, the cost of material and labor, changes in regulatory environments, and changes in markets and expenditures). In addition, any statements, written or oral, which do not conform to those contained in this Memorandum and any addendum, if any, should be disregarded, and their use is a violation of law. The statements contained herein are based upon specific assumptions. If these assumptions are incorrect, the projections likewise will be incorrect.  No representations or warranties can be given that the estimates, opinions or assumptions made herein or therein will prove to be accurate. Any projections results of operations included in this Disclosure Statement and all other materials or documents supplied by the Officers should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this these Offering Materials. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The projections included herein are based upon assumptions made by the Officers regarding future events for example, the cost of tree planting and labor, changes in regulatory environments, and changes in the land or forestry product market valuations, and expenditures. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such projections. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Officers or its Affiliates or any person or entity as to the future profitability of the Company or the result of making an investment in the Shares.

Acts of War or Terrorism May Seriously Harm the Business. Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism, may cause disruption to the global economy, or the local economy causing shortages or loss of profits, increase costs associated with establishing and maintaining the Kiri tree forestry. Further, consumer confidence, or cause economic changes that the Company cannot anticipate, all of which could reduce demand for the company‘s lumber and CO2 carbon credit sales and adversely impact the Company's revenues and earnings.

Inability to Raise Capital and Purchase Suitable Forest Properties. The Company‘s business plan and operations are dependent upon the Company‘s ability to raise significant amounts of capital, and there is no assurance that such capital can be raised, or be raised on favourable terms to the Company or its existing shareholders. The Company has presently entered into a Deed of Agreement for the Vanuatu Project and expects to close this project promptly upon delivery of its authorized preferred stock. While the Company expects the Vanuatu project to close promptly under the Deed of Agreement and has no indication otherwise, there is always a risk of non-closure of a real estate agreement. The Board of Directors has the authority to designate the preferred stock and is presently taking the appropriate steps to do so and close the Deed of Agreement within the next 30 days.

Risks Related to the Company’s Business

No Dividends Anticipated. Management does not anticipate that cash or stock distributions will be made in the near future or at all.

Control by Officers. All decisions regarding the management of the Company's affairs will be made exclusively by the Officers, the Board of Directors and the majority shareholders of the Company. The present Officers retain a majority control of all voting power of the Shares, on a combined and fully diluted basis. Accordingly, no person should purchase the Shares unless that person is willing to entrust all aspects of management of the Company to the Officers. Potential investors must carefully evaluate the personal experience and business performance of the Officers.

Limitation of Liability of the Officers and Directors. The Officers and Directors may not be liable to the Company or the Shareholders for errors of judgment or other acts or omissions not constituting gross negligence, fraud, recklessness, or gross misconduct.

Indemnification of the Officers. The Company has agreed to the indemnification of Officers, to the fullest extent permitted by law, provided that Officers acted in good faith on behalf of the Company and in a manner reasonably believed by that Officers to be within the scope of such person's authority and in the best interest of the Company, and the action or failure to act does not constitute willful misconduct. A successful claim for such indemnification would deplete the Company's assets by the amount paid.

Conflict of Interest. The Officers and their Affiliates are employed independently of the Company, and will continue to engage in other activities, some of which may compete directly with the Company and the Property. In addition, the Officers, and their Affiliates will have conflicts of interest in allocating management time, services and functions between various existing enterprises and future enterprises they may organize, as well as other business ventures in which they may be or become involved. However, the Officers and the Investment Officers each believe that they will have sufficient staff, consultants, independent contractors, and business Officers to adequately perform their duties. The Shareholders will have no interest in any present or future entities or business ventures founded or developed by the Officers, and their Affiliates as a result of their Shares.

Speculative Investment. The Company's business objectives must be considered highly speculative, and there is no assurance the Company will satisfy those objectives. No assurance can be given that the investors will realize any return on investment, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read these Offering Materials and the Financial Statements and make inquiry upon the Company. All investors should consult with their attorney, tax advisors or business advisors prior to making an investment.

Lack of Agency Review. None of the securities of the Company have been registered under federal, state securities or the Republic of Vanuatu laws. Accordingly prospective investors will not have the benefit of review by the Securities and Exchange Commission or any state or foreign securities regulatory authority.

No Tax Advice. An investment in the Company may have state and local consequences which should be considered by any investor in consultation with his or her own tax advisors. We do not give tax or investment advice by reason of our Disclosure Statements or any other public or private materials and no reliance should be made thereupon by any investor or potential investor.

No Market for Common Stock; Illiquidity; Risk of Loss of Entire Investment. The Company‘s common shares are currently are quoted on Pink Sheets; however the trading market for the Shares has been highly limited, or may not at times exist. The purchase of any securities of the Company through the public markets as quoted on the Pink OTC Markets, Inc., or any other publicly quoted market service, or in any private sale of securities, involves a substantial degree of risk, and is suitable only to persons who have no need for liquidity in their investments and who can afford to risk the loss of their entire investment.

THE SECURITIES OFFERED PURSUANT TO THESE OFFERING MATERIALS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.  ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD EXCHANGE THEIR SECURITIES FOR THESE SHARES.  PROSPECTIVE INVESTORS, PRIOR TO MAKING AN IN-VESTMENT DECISION, SHOULD CAREFULLY READ THESE OFFERING MATERIALS AND CONSIDER, ALONG WITH OTHER MATTERS REFERRED TO HEREIN, THE ABOVE RISK FACTORS.

EACH OF THESE RISK FACTORS COULD ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN THE COMPANY’S COMMON STOCK. THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

MAJOR MILESTONES

Achieved Since September 1, 2010 (Inception)

1.	Successfully listed ECO2 Forests Inc on Pink Sheets (September 2009).
2.	Release of the Global Forestry Plan (October 2009).
3.	Opened Australian Corporate Offices (October 2009).
4.	Opened a new tree propagation facility in Queensland, Australia (October 2009).
5.	Launched a comprehensive new website (December 2009).
6.	Signed multi-million dollar carbon credit deal (January 2010).
7.	Won Vanuatu Government approval for plant import supply (January 2010).
8.	New Tissue Culture Technique developed which opens up global distribution capability to support the Global Forestry Plan (February 2010).
9.	First Vanuatu Project receives Government approval (February 2010).
10.	Expanded Kiri Tree variants developed to enable planting in more diverse climates and geographic conditions (February 2010).
11.	Accepted to International Green Energy Council in Sustainable Forestry First (March 2010).
12.	International Targeted Projects acreage exceeds 1.5 Million Acres (April 2010).

Achievable If, As Expected, the Exchange is Successful

1.	Position ECO2 Forests with wholly owned media company.
2.	Generate the market awareness to enable entry into new markets for Biomass.
3.	Generate the market awareness to develop new projects based upon entry into the new field of renewable energy.
4.	Generate the market awareness to provide the opportunity for new acquisitions.
5.	Generate the market awareness to bring in new projects.

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COMPETITIVE ADVANTAGES FOLLOWING THE EXCHANGE

The acquisition of Active will position ECO2 with an organic media capability.  This will afford strategic advantages to ECO2 by the integration of Active’s capabilities directly into the strategic planning and implementation programs used by ECO2 to control it expansion.  It will also provide the increased market awareness that should provide the market awareness to bring forward new strategic acquisition opportunities.

The acquisition of Active will bring to ECO2 all of Active’s database connections providing access to millions of potential investors and market makers.  Such access will afford ECO2 the advantage of increased access to the funding lines it needs to bring new projects onto its books and thereby expand the company by increasing operational substance.   Equally a more effective and responsive media capability will increase awareness of ECO2 in the broader sustainability space which should deliver more opportunities for new projects and new capabilities.

Importantly, it will deliver a direct operational level competitive advantage by:

•	Positioning ECO2 to enhance its decision-action cycles in the planning and execution of media activities.

•	Refine the continuum of media throughout ECO2.

•	Integrate media activity with operational activity.

•	Deliver significant cost savings.

•	Increase the effectiveness of media activity.

Tactically the acquisition of Active will provide an immediate capability to deal with emerging issues from a media stand point and where necessary provide a quick and effective response.

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SUBSCRIPTION AND EXCHANGE AGREEMENT
[To be executed by each shareholder in Active Investment Media Pty. Ltd.]

THIS SUBSCRIPTION AGREEMENT (the “Agreement”) constitutes acceptance by the undersigned subscriber (the “Investor”) on the date written on the signature page hereof, to exchange  common shares in Active Investment Media Pty. Ltd. (“Active”) for ___________ common shares (the “Shares”) in ECO2 Forests, Inc. (the “Company”) during this Exchange as outlined in the attached Offering Materials.  Any subscription by any Investor shall not be deemed to have been accepted unless and until such time, if at all, that the Company accepts this offer as provided herein.

1.           Subscription.  Subject to the terms and conditions of this Agreement, the undersigned Investor hereby subscribes for and agrees to accept the number of Shares of the Company indicated above and on the signature page hereto, and hereby tenders to the Company Certificate No.  for his indicated number of Active common shares.   The undersigned Investor understands and agrees that the Company reserves the right to reject this subscription in whole or in part, at the Company’s sole discretion.  In the event that the Company accepts the subscription, it will execute in counterpart the signature page to this Agreement and will deliver an executed copy of same to Investor.

2.  Representations and Warranties of the Company.  The Company represents and warrants to the Investor as follows:

(a)           The Company is a corporation duly organized and validly existing;

(b)           The execution, delivery and performance of this Agreement and the consummation of the issuance of the Shares and the transactions contemplated by this Agreement are within the Company’s corporate powers and have been duly authorized by all necessary corporate and stockholder action on behalf of the Company. The Company guarantees that there is and will be enough Shares authorized to issue all necessary free-trading shares. The Company will guarantee and assist that delivered shares are good delivery and will clear transfer;

(c) This Offering is being conducted in reliance upon the exemption from the registration requirements of the Securities Act of 1933 (the “Act”) set forth in Rule 802 promulgated under the Act and counterpart applicable state law as well as Regulations promulgated there under;

(d)           The Company will provide the Investor with the opportunity (i) to ask questions of and receive answers from the Company and its executive officers concerning the Company and the terms and conditions of the sale of the Shares and (ii) to obtain any additional information that the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished by the Company in connection herewith;

(e)           The Company is in full compliance, to the extent applicable, with all reporting obligations under state and federal law, will stay current and is responsible for filing all necessary reports and paperwork;

(f) All documents provided to the prospective subscriber do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statement therein in light of the circumstances under which they were made, not misleading;

(g) The Company agrees not to effect a “reverse split" of its common stock for a period of sixty days, or for the term of this Exchange, without prior written consent of the subscriber;

(h) The Company agrees that a subscriber of Shares shall have first right of refusal to any offerings at a discount to the market price for a period of sixty days;

(i) The Company has authorized and confirmed its transfer agent, if subscriber is a corporation,  will accept a photocopy of the subscriber’s corporate res-olution;

(j) The Company is not subject to the reporting requirements of Section. 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and is not subject to these sections at the time of this Exchange;

(k) The Company is neither an investment company or a development stage company without a specific business plan, both as defined under pertinent securities laws; and

(l) To satisfy a substantive requirement of Rule 802 that permits the Shares to be freely traded, the Company will not be raising money under the Exchange, the shares owned of Active owned by U.S. investors is less than 10% and the Exchange otherwise constitutes a “cross-border combination” as defined and required.

3.           Representations and Warranties of the Investor.  The undersigned Investor hereby represents and warrants to the Company as follows (all references to “him,” “his” or “he" shall include “her” or “she” and “its” or “it,” respectively, and vice versa):

(a)           Alternatively, the Investor is a “suitable investor” and/or “accredited investor” as defined:
(i)           For these purposes, a “suitable investor” is a prospective investor who:
(A)           Has a “net worth” of at least $100,000 (exclusive of home, furnishings and automobiles); OR
(B)           A net worth (similarly calculated) of at least $50,000 and an annual gross income of at least $50,000.
(ii)           For these purposes, an “accredited investor” is defined under Rule 501(a) under the Securities Act of 1933 (“1933 Act”) for one or more of the following alternative reasons (checking one or more reasons, as applicable):

_____	(A)	If an individual, his individual net worth, or joint net worth with his spouse, at the time of this purchase exceeds $1,000,000 (inclusive of the value of home, home furnishings and automobiles).

_____	(B)
If an individual, he had an individual income in excess of $200,000 in each of the two most recent years (2009 and 2008) or joint income with his spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year (2010); OR

_____	(C)	If an entity (e.g., a corporation, partnership or trust), all holders of equity interests meet the requirements of either category (A) or (B) above.

 (b)           The Investor is duly authorized and empowered to enter into, execute and deliver and perform this Agreement, and the person executing and delivering this Agreement on behalf of the Investor is duly authorized and empowered to do so;

(c)           The Investor acknowledges that, other than the Executive Summary, Risk Factors, Use of Proceeds and Business Plan dated July 7, 2010 and related attachments hereby delivered to the Investor, the Company has not provided any Offering Materials or other information to the Investor in connection with the Exchange of the Shares.  The Investor has had the opportunity, which he deems sufficient, to ask questions of the Company’s executive officers that he deems necessary in order to make an informed investment decision to acquire the Shares;

(d)           The Investor acknowledges that he is fully aware of  the Company’s relatively recent formation, lack of operating history, financial status and limited cash resources, and of the risks involved in making an investment in Shares of the Company;

(e)           In making the decision to purchase the Shares, the Investor has relied solely upon such independent investigations made by the Investor and/or his representative(s) which the Investor deems necessary in order to make his investment decision;

(f)           The Investor acknowledges that he is fully aware of that an investment in the Company is a relatively illiquid investment and the Investor must bear the entire economic risk of this investment for an indefinite period of time.  The Investor has the financial ability to bear the entire economic risk of his/its investment in the Company (including the possible loss of the entire amount of such investment), and has no need for liquidity with respect to his purchase of the Shares;

(g)           The Investor acknowledges that no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment;

(h)           The Investor acknowledges and agrees that (i) the Shares have not been registered with the Securities and Exchange Commission under the Securities Act of 1933 (the “Act”) and that the Shares are being offered pursuant to an exemption from registration under such Act; and (ii) although freely tradable by Investors who are not affiliates of the Company, trading in the OTCBB secondary market is relatively illiquid and, accordingly, it may not be possible for the Investor readily to liquidate or transfer their Shares;

(i)           The Investor is purchasing the Shares for his own account, for investment, and not with a view to the distribution of the Shares, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares;

(j)           The Investor has his principal residence or its principal office at the address specified on the signature page hereof, and will be the beneficial owner of the Shares standing in his, her or its name; and

(k)           The Investor acknowledges that s/he has done their own independent due diligence.

4.  Additional Covenants of the Investor.

(a)           The Shares may be transferred by the Investor only upon compliance with applicable federal and certain state securities laws.

(b)           The Investor acknowledges and agrees that the Shares have not been registered under the Act or state corporate and securities laws and may not be offered or sold in the United States or to U.S. Persons unless the Shares are registered under the Act or an exemption from the registration requirements of the Act is available.  The foregoing notwithstanding, the Shares issued shall be free of stop transfer instructions or restrictions and the subscriber acknowledges his, her or its responsibility to comply with all appli-cable state and federal securities laws regarding resale of the. Shares;

(c)           The Investor is not an officer, director or affiliate (as that term is defined in Rule 403 under the Act) of the Company, and the Company shall not treat or consider the Investor as an officer, director or affiliate;

(d)           The Investor further acknowledges that the Company’s reliance on such exemption is, in part, based upon the representations and warranties of the Investor that he is a suitable or an accredited investor.  Accordingly, the Investor agrees to hold the Company and its officers, directors and agents and their respective successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them (including reasonable attorneys fees), relating to the violation of the Act or any applicable state laws, as a result of any sale or distribution by the Investor in violation of the registration provisions of the Act or any applicable state laws, or as a result of any breach of the Investor’s representations and warranties made in Section 3 of this Agreement with respect to which the Company is relying for exemptions from registration as described above;

(e) The Investor understands that in the view of the statutory basis for the SEC exemption claimed for the transaction would not be present if the Exchange, although in technical compliance with Rule 802, is part of a plan or scheme to evade the registration provisions of the Act. The Investor confirms that his subscription is not part of any such plan or scheme and he has no present intention to sell the Shares;

(f) The Investor represents that it is subscribing to acquire the Shares being exchanged for him-, her or itself, and with the intent to hold such securities for investment purposes; and

(g)           The representations, warranties and agreements contained herein shall survive the acquisition of the Shares effected through the Exchange.

5. Non-Binding Until Acceptance.  This subscription is not binding upon the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and is be evidenced by the Company's execution of this Agreement where indicated. This Agreement shall be null and void if the Company does not accept it as provided above. Upon acceptance by the Company and receipt of the certificate for shares here being exchanged, the Company will issue one or more certificates for the full number of Shares of common stock for which the Investor has subscribed.

6. Non-Assignability. Neither this Agreement nor any of the rights of the Investor hereunder may be transferred or assigned by the subscriber.

7. Governing Law. This Agreement will be construed and enforced in accordance with and governed by the laws of Colorado, without reference to principles of conflicts of law. Each of the parties consents to the exclusive jurisdiction respectively of federal or state courts whose districts encompass any part of Colorado in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. At Investor’s election, any dispute between the parties may be arbitrated (rather than litigated in federal or state court) before the American Arbitration Association in Colorado, and pursuant to its rules. Upon demand made by the Investor to the Company, the Company agrees to submit to and participate in such arbitration.

8.           Miscellaneous.  The headings in this Agreement are for convenience of reference only, and do not constitute a part of this Agreement.  This Agreement may be amended, modified or superseded only by a written instrument executed by the Company and the registered holder hereof; notwithstanding the foregoing, the Company may, in its sole discretion, waive any one or more provisions of this Agreement.  This Agreement is binding upon the parties hereto and upon their respective successors and assigns and may be executed in counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date that this Agreement is accepted by the Company.

[Balance of Page Intentionally Left Blank.]

Mr./Ms.
Investor's Name	Social Security or Tax ID#

Mr./Ms.
Name of Second Investor	Date of Birth of First
Purchaser

( )
Street Address of First Investor	Business Phone (Day)

( )
City State and Zip Code	Home Phone

Signature of First Investor (Individual, Custodian or Officer or Partner of Entity)	Email address (if applicable)

Signature of Second investor (if applicable)

Investor hereby:

•	Subscribes to exchange ________ shares of Active Investment Media Pty. Ltd. for ________ Shares of the Company pursuant to the Exchange associated with this Agreement and the Offering Materials; and
•	Tender my Active Investment Media Pty. Ltd. Certificate No. _____ for _____ shares of the Company here being exchanged.

Accepted this ___ day of _________, 2010

On Behalf of ECO2 FORESTS, INC.

By:
Martin Tindall, President

Please fax to (303) 648-6307 or (ii) mail this Subscription and Exchange Agreement to ECO2 Forests, Inc. (Attn: Martin Tindall, President), 4450 Arapahoe Avenue—Suite 100, Boulder, Colorado 80303 OR 240 Varsity Parade—Suite 16, Varsity Lakes, Queensland, Australia 4227).  If you have any questions whatsoever, please call Mr. Tindall at (303) 242-5822.

ECO2 FORESTS, INC.
(Formerly known As Monster Motors, Inc.)

US Stock Symbol ECOF

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND JUNE 30, 2009

TABLE OF CONTENTS

Condensed Consolidated Balance Sheet: As of December 31, 2009 and June 30, 2009

Condensed Consolidated Statement of Income: For the Six and Three Months Periods Ended December 31, 2009

Condensed Consolidated Statement of Stockholders’ Equity: For the Period Beginning June 30, 2009 and Ended on December 31, 2009

Condensed Consolidated Statements of Cash Flows: For the Six and Three Months Periods Ended December 31, 2009

Notes to Condensed Consolidated Financial Statements: as of December 31, 2009 and June 30, 2009

ECO2, FORESTS, INC. (Formerly known as Monster Motors, Inc.) CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2009 AND JUNE 30, 2009 (UNAUDITED)
	December 31 2009	June 30 2009
ASSETS
Current Assets
Cash and cash equivalents	$32,794	$0
Other current assets	113,931	0
Total Current Assets	146,725	0
Land Contract, Property and equipment, net of accumulated depreciation - Note 4	54,985,587	0
Other assets	866,090	0
Total Assets	$55,998,402	$0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$70,544	$0
Total Current Liabilities	70,544	0

Stockholders’ Equity:
Preferred Stock – No par, non-voting, convertible, authorized: 100,000,000, contracted for 55,000,000 – Note 5	$55,000,000	$0
Common stock $.001 Par Value; shares authorized: 500,000,000; issued & outstanding: 177,011,700 - Note 6	177,012	48,313
Additional paid in capital	2,961,607	82,987
Foreign currency exchange rate adjustment	(1,127,776)
Accumulated deficit	(1,082,985)	(131,300)

Total Stockholders’ Equity	55,927,858	0
Total Liabilities Stockholders’ Equity	$55,998,402	$0

See accompanying notes to the unaudited condensed consolidated financial statements.

ECO2 FORESTS, INC. (Formerly known as Monster Motors, Inc.) CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX & THREE MONTHS PERIODS ENDED DECEMBER 31, 2009 & DECEMBER 31, 2008 (UNAUDITED)

	Three Months Ended		Six Months Ended
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009		Dec. 31, 2008
Revenues	$0	$51 197	$			$133,460
Cost of Sales	0	0		0		0
Gross Profit	0	51 197		0		133,460
Operating Expenses:
Selling, General & Administrative	387,065	54 663		944,544		134,263
Amortization and Depreciation	7,141	0		7,141		0
Total Operating Expenses	394,206	54,663		951,685		134,263

Net Loss for the period	$(394,206)	$(3,466)		$(951,685)		$(803)

Net Loss Per Share –Basic & Diluted – (Less than $.01 = $.01)	$(.01)	$(01)		$(.01)	$	( .01)

Weighted Average Number of Common Shares Used in the Computation of Earnings Per Share	177,011,700	48,313,270		112,500,000		48,313,270

See accompanying notes to the unaudited condensed consolidated financial statements.

ECO2 FORESTS, INC. (Formerly known as Monster Motors, Inc.) CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY FOR THE PERIOD ENDED DECEMBER 31, 2009 (UNAUDITED)
	Common Shares	Stock Amount	Additional paid in Capital	Preferred stock Issued	Accumulated Deficit	Total Shareholder Equity
Balance at date of merger	48,313,270	$48,313	$82,987		$(131,300)	$(0)
Previous Issued Shares delivered to Eco 2 shareholders per acquisition agreement	(21,100,000)	(21,100)	21,100
Shares issued for acquisition of assets, of ECO 2 Forests, Inc net of costs	50,000,000	50,000			-	50,000
Shares issued for consulting and employment agreements	88,086,730	88,087	(88,087)
Adjustments for merger			(22,823)			(22,823)
Preferred stock – issued for property acquisition contract				55,000,000		55,000,000
Common shares sold for cash and services	11,711,700	11,712	2,968,430			2,980,142
Foreign exchange rate adjustment						(1,127,776)
Net Loss for the Period ended December 31, 2009	-	-	-	-	(951,685))	(951,685)
Balance at December 31, 2009	177,011,700	$177,012	$2,961,607	$55,000,000	$(1,082,985)	$55,927,858

See accompanying notes to the unaudited condensed consolidated financial statements.

ECO2 FORESTS, INC. (Formerly known as Monster Motors, Inc.) CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE & SIX MONTHS ENDED DECEMBER 31, 2009 & DECEMBER 31, 2008 (UNAUDITED)
	Three months Ended		Six Months Ended
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Cash Provided (Used) by Operating Activities	$(377,909)	$(517)	$(987,931)	$(9,047)
Cash Provided ( Used ) by Investing Activities	(785,464)	(6,646)	(1,128,818)	(9,585)
Cash Provided (Used ) by Financing Activity	1,195,803	0	2,149,543	0

Net Increase (Decrease) in Cash Balances	32,430	(7,163)	32,794	(18,632)
Cash Balances at Beginning of Period	364	1,598	0	13,067
Cash Balance at End of Period	$32,794	$(5,565)	$32,794	$5,565)

NON CASH INVESTING AND FINANCING TRANSACTIONS
	Three Months Ended		Six Months Ended
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Sale of common stock and other stock transactions	$2,375,055	$0	$2,878,620	$0
Purchase Contract for land, inventory & equipment for preferred stock	$0	$0	$55,000,000	$0

See accompanying notes to the unaudited condensed consolidated financial statements.

ECO2 FORESTS, INC.
(Formerly known as Monster Motors, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 & DECEMBER 31, 2008
(UNAUDITED)

1. General background and business environment

The company’s core activity is the development of the Global Forestry Plan with associated activities which will enhance the company’s financial future. The Global Forestry Plan aims to create renewable resource forests in various locations around the world utilizing the company’s proprietary Kiri Tree. Each forest is intended provide significant green house gas sequestration (CO2 absorption) and supply renewable, environmentally friendly lumber. The Kiri Tree has been developed and tested over a period of 20 years to provide an alternative to the continual depletion of our natural resources and old growth forests. Our solution creates rapid growth reforestation projects, ready to be harvested in only 7 years with the tree then regenerating from the stump and root structure, creating a truly renewable resource.

Our key targets for forest projects currently include the rehabilitation of coal and other old mining sites in Australia, reforestation of old forests such as the Amazon in Brazil and working with inactive agricultural land and with Indigenous groups in the USA to create new forests, as well as working with land holders in developing nations including the South Pacific. The company's sustainable strategy is to produce and sell carbon credits from the time of planting of renewable, environmentally friendly forests and produce sustainable lumber at interim and full harvests that are aimed to generate strong returns on investment for shareholders.

The timing for a carbon credit generating business could not be better given national and international imperatives. Combined with the opportunities for an environmentally sustainable lumber and reforestation solution, along with carbon credit generation, we expect ECO2 Forests to remain an interesting and unique business.

2. Summary of significant accounting policies

Basis for Presentation

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the result of operations for the six and three month periods ended December 31, 2009 and December 31, 2008, (b) the financial position at December 31, 2009 and (c) cash flows for the three and six month periods ended December 31, 2009, have been made.

The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America.  These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management believes that these estimates are reasonable and have been discussed with the Board of Directors; however, actual results could differ from those estimates.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets.

On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, inventories, adequacy of allowances for doubtful accounts, valuation of long-lived assets, income taxes, equity based compensation, litigation and warranties.  The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events.

The policies discussed below are considered by management to be critical to an understanding of the Company’s financial statements.  These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent for other sources.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets, which range from three to ten years. Significant improvements and betterments are capitalized, while maintenance and repairs are charged to operations as incurred.  Asset retirements and dispositions are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment and Disposal of Long Lived Assets,” as described below.

Revenue Recognition
The Company recognizes product revenue, net of sales discounts, returns and allowances, in accordance Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) and Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”).  These statements establish that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable, and collection is considered probable.

The Company recognizes revenue upon delivery of product to third-party distributors and customers and does not make bill-and-hold sales.

Accounting for Long-Lived Assets
The Company accounts for long-lived assets, other than goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment and Disposal of Long Lived Assets,” which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of.”  This statement creates one accounting model, based on the framework established in SFAS No, 121, to be applied to all long-lived assets including discontinued operations, SFAS No. 144 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable.  We believe the estimate of our valuation of Long-Lived Assets is a “critical accounting estimate” because if circumstances arose that led to a decrease in the calculation it could have a material impact on our results of operations.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting.  Deferred taxes represent the future tax return consequences of those differences, which will be taxable either when the assets and liabilities are recovered or settled.  Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.  Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset and liability accounts.

Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments,” requires the Corporation to disclose estimated fair value for its financial instruments.  Fair Value estimates, methods, and assumptions are set forth as follows for the Corporation’s financial instruments.  The carrying amounts of cash, receivables, other current assets, payables, accrued expenses and notes payable approximate fair value because of the short maturity of those instruments.

Stock-Based Compensation
We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment.  Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally three to five years) using the straight-line method.

Intangible Assets
Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to fifteen years.  We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.  All of our intangible assets are subject to amortization.  No material impairments of intangible assets have been identified during any of the periods presented.

Effects of Recent Accounting Pronouncements
There are no recently issued accounting standards that will have an impact on the financial statements that have not been adopted.

Per Share Computations
Basic net earnings per share are computed using the weighted-average number of common shares outstanding.  Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and the dilutive potential common shares outstanding during the period.

3. Accrued expenses

Accrued liabilities and expenses at December 31, 2009 and June 30, 2009 were $70,544and $0 respectively is included operating expenses.

4. Property and equipment

ECO 2 Forests, Inc (formerly Monster Motors, Inc.) has written off all recorded assets and liabilities of Monster Motors, Inc. (the predecessor company) for the period ended June 30, 2009.

On September 30, 2009 the company entered into a purchase agreement with two companies, South Pacific Biofuels Limited and South Pacific Plantation Management Limited, to acquire their jointly owned acreage on the island country of Vanuatu.  The purchase agreement consisted of approximately 19,608 acres (7,935 hectares) and a group of agricultural equipment, for which the company plans to establish Kiri Plantations.

The purchase price of the land is $55,000,000 USD that is to be paid in convertible preferred shares of ECO 2 Forests, Inc. In addition, the Company is required to issue to the Seller, 250,000 shares of common stock and $22,050 USD cash payment.  The preferred stock is convertible into common stock over a period of 15 years according to a schedule agreed upon by the parties.  The converted shares, totaling 27,500,000, will be free trading upon issue, presuming the eligibility of the holder for Rule 144 treatment. They will otherwise be restricted.

The Preferred shares has be authorized and created solely for the purpose of settlement of the purchase price of the agreement. They will be convertible at $2.00 USD per share according to a “Share Sale Agreement” clause.  The conversion clause allows the holder to convert the preferred shares into free trading common shares provided Rule 144 is available to the holder at the time of conversions and  over a period of fifteen years.  (See Commitments and Obligations in Note 7 below) As of the date of this report, the authorization and preferred stock plan has been filed with the Nevada Secretary of State.  The company is still completing the preferred stock subscription agreement and memorandums. The Director believe this will be completed and the land transaction closed by June 2010.

The company policy is to record property and property contracts and equipment at cost.  Depreciation will be computed using the straight-line method over the estimated useful lives of the assets.  Useful lives for computer equipment and software range from three to five years, and furniture, equipment, production equipment and prototypes from five to seven years.  The purchase price was allocated to the following assets and recorded at cost as follows:

Land Contract	$54,730,000
Equipment	195,000
Inventory	75,000
Total	$55,000,000

Other fixed assets include two autos with a total cost of $67,728.  Depreciation on the above depreciable assets and the autos totaled $7,141 for the last quarter of the period ended December 31, 2009.

5. Stock holder’s Equity – Preferred shares

On September 30, 2009 the company entered into a purchase agreement with two companies, South Pacific Biofuels Limited and South Pacific Plantation Management Limited, to acquire their jointly owned acreage on the island country of Vanuatu.  The purchase agreement consisted of approximately 19,608 acres (7,935 hectares) and a group of agricultural equipment, for which the company plans to establish Kiri Plantations.

The purchase price of the land is $55,000,000 USD that is to be paid with the issue of convertible preferred shares of ECO 2, Forests, Inc. In addition, the Company is required to issue to the Seller, 250,000 shares of common stock and $25,000 USD cash payment.

The Preferred shares have been authorized and created solely for the purpose of settlement of the purchase price of the agreement.  Additionally, the holders of the Preferred Shares will maintain a security interest in the land until the first $2million USD is paid or for the first 2 years of the agreement. If the holder of the preferred shares desires to convert the preferred shares to common shares, it may do so with the mutual consent of the issuer.  The conversion rate will be one share of common stock for each two shares of preferred stock.   There is no required dividend or interest provision for the preferred shares. The preferred shares are non-voting and have no par value.

The preferred shares may be converted by the holder at $2.00 USD per share according to a conversion clause over a period of fifteen years.  In the event of a default on the part of either party, the holder of the preferred shares shall have an option to convert the preferred shares to common shares at the rate of one common share for two preferred shares.

The following table outlines the conversion dates, shares and amounts:

Year	Shares	Amount	Year	Shares	Amount
2009	275,000	$550,000	2017	750,000	$1,500,000
2010	3,225,000	$6,450,000	2018	1,000,000	$2,000,000
2011	2,750,000	$5,500,000	2019	2,500,000	$5,000,000
2012	250,000	$500,000	2020	2,500,000	$5,000,000
2013	375,000	$750,000	2021	2,500,000	$5,000,000
2014	375,000	$750,000	2022	2,500,000	$5,000,000
2015	500,000	$1,000,000	2023	2,500,000	$5,000,000
2016	500,000	$1,000,000	2024	5,000,000	$10,000,000

The contract permits the holder to convert the preferred shares into 27,500,000 common shares according to the table above.

6. Stockholders’ equity – Common Shares

As of December 31, 2009, there were 177,011,700 of common stock issued and outstanding.

On September 25, 2009, the Board of Directors acquired the public company Monster Motors, Inc. a US public company listed on the National Quotation Bureau Pink Sheet and promptly acquired the assets of an internally controlled company named New Carbon Forests, Inc. (NCFI).  Monster Motors had 48,313,270 shares outstanding at the date of the acquisition and the transaction required redemption of 21,100,000 shares that were previously outstanding. The result of the September 25, 2009 merger and acquisition is that the company issued 138,086,730 new shares and allowed the previous shareholders to retain 27,213,270 common shares.  These transactions resulted in a post transaction total of outstanding common stock of 177,011,700 shares.

On September 28, 2009, a financial investment firm committed to acquire 10,000,000 restricted common shares for $1,000,000 USD for which they committed to pay $25,000 USD with the signing of the contract and the remainder on or before December 31, 2009.  In November 2009, the directors of the company resolved that a one (1) year extension be made to this term. As of the date of this report, no additional funds were paid by this shareholder  This transaction was booked as an equity sale of shares equal to $25,000 USD for the amount of 250,000 restricted common shares.  The unpaid subscription was not booked until funds are received.  This financial firm currently owns 4,385,502 shares for a previous transaction and will not be considered a control group if all shares are acquired according to this transaction.

On September 28, 2009, a financial investment firm committed to acquire 500,000 restricted common shares for $5,000 USD and a second agreement to acquire 1,500,000 common shares for which they committed to pay $100,000 USD over ten equal monthly periods.  The transaction requires stock prices to remain in excess of certain target prices in order to require exercise of the options described herein.  This transaction was not paid for at the end of this reporting period and is considered a subsequent event.

On September 17, 2009 the company entered into a consulting agreement with a Lakewood, Colorado financial firm to provide strategic planning and capital development services.  The transaction required the future issue of 2,000,000 shares of restricted common stock and a commission and bonus arrangement on capital raising totaling 10% of capital sourced by their group.  In addition, the firm received certain options to acquire 2,000,000 shares of common stock on or before March 30, 2010 for $.10 USD, 2,000,000 shares of common stock for $.25 USD on or before September 30, 2010 and 2,000,000 shares of common stock for $1.00 USD on or before September 30, 2011.   This firm is not considered a control group for the company.

On September 17, 2009 the company entered into a consulting agreement with a Lakewood Colorado financial firm to provide strategic planning and capital development services.  The transaction required the future issue of 5,000,000 shares of restricted common stock, a commission and bonus arrangement on capital raising totaling 10% of capital sourced by their group.  In addition, the firm received certain options to acquire 10,000,000 shares of common stock on or before March 30, 2010 for $.10 USD, 10,000,000 shares of restricted common stock for $.25 USD, on or before September 30, 2010 and 10,000,000 shares of common stock for $1.00 USD on or before September 30, 2011.  This company has previously been issued 2,600,000 shares and now holds a total of 7.600.000 shares without the option being exercised.  This firm is not considered a control group for the company.

On September 1, 2009 the company entered into a consulting agreement with an Escondido California individual for consulting services and for future investment after the sale of previously issued shares from a previous transaction.  Under the agreement, the consultant will receive 500,000 shares of restricted common stock.  In addition, the individual received certain options to acquire 3,000,000 shares of restricted common stock on or before March 30, 2010 for $.10 USD, 2,000,000 shares of restricted common stock for $.25 USD, on or before September 30, 2010 and 2,000,000 shares of restricted common stock for $1.00 USD on or before September 30, 2011.    The agreement requires the individual to reinvest one half on the proceeds from the sale of the common stock for the exercise of the previously described options.  In addition, this individual will be issued 350,000 shares of common stock from a previous transaction for funding the operations of the company prior to the acquisition with Monster Motors. This individual also holds 933,000 shares of free trading stock.

On September 1, 2009 the company entered into another agreement with the individual from Escondido California to provide financial, strategic planning and capital development services.  The transaction required the future issue of 1,000,000 shares of restricted common stock and a commission and bonus arrangement on capital raising totaling 7.5% of capital sourced.  This individual is not considered a control person.

If all of the above transactions occur and options are exercised as scheduled, the company would issue another 58,600,000 shares of common stock.  If the conversion of the preferred stock is carried out over the next 15 years, another 27,500,000 will be issued.  With the 165,300,000 shares now issued, the total of committed issuances in the future will be 251,400,000 common shares outstanding.

The company is currently preparing a Private Placement Memorandum to raise an additional $5million into the company and to raise a further $10million to fund new projects. These will be offered only to accredited investors. As the company secures additional projects, the company will need to raise additional capital through investment in the individual project Limited Liability Companies. It is forecast that over the next 12-24 months, this could represent as much as $30 million.

7. Going concern issue
The Company’s cash and available credit are not sufficient to support its operations for the next year.  Accordingly, management needs to seek additional financing.  Company management has authorized a plan to raise equity through a private placement offering as evidenced in note 6 above.

These financial statements have been prepared on the basis that adequate financing will be obtained.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.